Mail Stop 3561

May 18, 2009

Mr. Gao Zhentao, CEO
Yuhe International, Inc.
301 Hailong Street
Hanting District, Weifang, Shandong Province
The People's Republic of China
Violated

> Re: **Yuhe International, Inc.**
> **Post-Effective Amendment for Registration Statement on Form S-1**
> **Filed on April 22, 2009**
> **File No. 333-150836**
>
> **Form 10-K/A**
> **Filed May 13, 2009**
> **File No. 333-83125**

Dear Mr. Gao:

We have reviewed your filings and related documents and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 31, 2009, Amended May 13, 2009

Item 9A, Controls and Procedures

1.   Please amend your filing to clarify the factors leading to your conclusion that a

material weakness exists with respect to Section 402 of the Sarbanes-Oxley Act of 2002. For example, it is unclear if the material weakness related to loans in violation of the Act and/or if the loans were not properly accounted for.

2.   Please clarify how your remedial measures identified after the first bullet point relate to "the foregoing material weaknesses." For example, it is unclear if you identified material weaknesses relating to U.S. GAAP accounting or other matters not directly related to Section 402 of the Act.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please feel free to contact Edwin S. Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Simon Luk, FAX: 852-2292-2200 (Hong Kong)
        Eric Cohen, FAX: (212) 294-4700 (New York City)